Exhibit 99.1

Sinovac to Host Conference Call to Report Second Quarter 2015 Unaudited Financial Results

•	Date: 2015-08-04
•	Pageview: 1308

 BEIJING, August 4, 2015 -- Sinovac Biotech Ltd. (Nasdaq: SVA), a leading provider of biopharmaceutical products in China, today announced that it will release its unaudited financial results for the second quarter, ended June 30, 2015, after market close on Wednesday, August 12, 2015. The Company will host a conference call on Thursday, August 13, 2015, at 8:00 a.m. EDT (Thursday, August 13, 2015 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments.

To access the conference call, please dial 1-877-407-9039 (USA) or 1-201-689-8470 (International). A replay of the call will be available from 11 a.m. EDT on August 13, 2015 through August 27, 2015. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13616892.

A live audio webcast of the call will also be available on the Investor Relations section of the Company’s website at www.sinovac.com. A webcast replay will be available on the Company’s website for 30 days following the call.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at www.sinovac.com.

Contact

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com

Katherine Knight

Phone: +1 (646) 277-1276

Email: katherine.knight@icrinc.com